Norampac Inc. acquires AIM Corrugated Container Corp.

Montréal, Québec, August 30, 2004 - Norampac Inc. announces that it has now acquired completed the acquisition of all the shares in AIM Corrugated Container Corp. assets, a corrugated manufacturingproducts converting plant located in Lancaster, New York. This investment is in keeping with Norampac's development plan, designed to expand its presence in the northeastern United States.

The 95,000-square-foot AIM plant employs some 128 people. Founded in 1962, this independent company specializes in the manufacture of every type of corrugated box, as well as point-of-sale displays. . Because of the facility's strategic location, the management of this new plant and that of theour Buffalo manufacturing converting plant will be entrusted to the former shareholders of AIM. This will make it possible to capitalize on a number of synergies.

"With this acquisition, Norampac is expanding further into the North American market by acquiring plants with an excellent reputation in the eyes of their clients. Indeed, not only does the Lancaster facility have a well-established client base, but it also boasts state-of-the-art equipment, an experienced staff and a wide range of products and services," explained Marc-André Dépin, President and Chief Executive Officer of Norampac Inc.

AIM Corrugated Container Corp. is the second U.S. acquisition for Norampac this year, bringing the total number of its corrugated products converting production plants in the country to six. In addition to the Buffalo division and the brand new Lancaster plant, Norampac has divisions in Leominster, Massachusetts and Thompson, Connecticut, as well as in New York City and Schenectady, in New York. This latest acquisition only further increases Norampac's level of integration.

Norampac owns eight containerboard mills and twenty-six corrugated products productionconverting plants in Canada, the United States and France. With an annual production capacity of more than 1.6 million short tons, Norampac is the largest containerboard producer in Canada and the seventh largest in North America. Norampac, which is also a major Canadian manufacturer of corrugated products, is a joint venture of Domtar Inc. (symbol: DTC-TSX) and Cascades Inc. (symbol: CAS-TSX).

Information:                                    Source:

Anne-Marie Gagné                                      Marc-André Dépin
Communications Manager                                President & CEO

Norampac Inc.                                         Norampac Inc.

anne-marie_gagne@norampac.com                         marc_andre_depin@norampac.com

(514) 284-9873